SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page

• Press release dated August 21, 2018 announcing results for the quarter ended June 30, 2018
• Second quarter earnings call presentation

Ferroglobe Reports Results for Second Quarter of 2018

Sales of $583 Million; Net Profit of $66 Million, Adjusted EBITDA of $86 Million

o	Sales of $583.0 million, an increase of 4.0% from $560.7 million in Q1 2018
o
Net profit of $66.0 million, or $0.39 on a fully diluted per share basis, a 85.4% increase from a net profit of $35.6 million, or  $0.21 per share, in the prior quarter. Adjusted net profit of $25.7 million, or $0.14 on a fully diluted per share basis, a 22.9% decrease compared to adjusted net profit of $33.3 million, or $0.19 on a fully diluted per share basis, in the prior quarter

o	Reported EBITDA of $130.9 million, an increase of 40.0% compared to reported EBITDA of $93.5 million in Q1 2018
o	Adjusted EBITDA of $86.3 million, a decrease of 3.7% compared to $89.6 million adjusted EBITDA in Q1 2018.

LONDON, August 21, 2018 – Ferroglobe PLC (NASDAQ: GSM) ("Ferroglobe" or the "Company"), the world's leading producer of silicon metal, and a leading silicon-and manganese-based specialty alloys producer, today announced results for the second quarter of 2018.

In Q2 2018, Ferroglobe posted a net profit of $66.0 million, or $0.39 per share on a fully diluted basis. On an adjusted basis, Q2 2018 net profit was $25.7 million, or $0.14 per share on a fully diluted basis.

Q2 2018 reported EBITDA was $130.9 million, up from $93.5 million in the prior quarter. On an adjusted basis, Q2 2018 EBITDA was $86.3 million, down 3.7% from Q1 2018 adjusted EBITDA of $89.6 million. The Company reported adjusted EBITDA margin of 14.8% for Q2 2018, compared to adjusted EBITDA margin of 16.0% for Q1 2018. Year-to-date (H1 2018) adjusted EBITDA was $175.9 million, up 135% from the same period in 2017.

The differences between reported and adjusted figures derive from the bargain purchase gain that has been recorded as a result of the Company's acquisition of manganese alloys plants at Mo I Rana, Norway and Dunkirk, France.

During the second quarter, cash flow used for operations was $4.6 million, with working capital increasing by $70.0 million during the period. As a consequence, net debt was $475.3 million as of June 30, 2018, up from $449.3 million as of March 31, 2018.

Sales in Q2 2018 totaled $583.0 million, up 4.0% from $560.7 million in Q1 2018. During Q2 2018, the average selling prices for:

•	Silicon metal increased by 0.4% to $2,773/MT in Q2 2018, as compared to $2,762/MT in Q1 2018;
•	Silicon-based alloys decreased by 2.4% to $1,908/MT in Q2 2018, as compared to $1,956/MT in Q1 2018; and
•	Manganese-based alloys decreased by 5.2% to $1,304/MT in Q2 2018, as compared to $1,375/MT in Q1 2018.

While sales volumes of:

•	Silicon metal experienced a 6.2% decrease quarter-over-quarter,
•	Silicon-based alloys experienced a 2.5% increase quarter-over-quarter, and
•	Manganese-based alloys experienced a 51.0% increase quarter-over-quarter.

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Shipments in metric tons:
Silicon Metal	85,913	91,615	82,881	177,528	158,634
Silicon-based Alloys	78,214	76,328	70,913	154,542	146,299
Manganese-based Alloys	107,457	71,176	64,403	178,633	128,103
Total shipments*	271,584	239,119	218,197	510,703	433,036

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Average selling price ($/MT):
Silicon Metal	$2,773	$2,762	$2,210	$2,767	$2,148
Silicon-based Alloys	$1,908	$1,956	$1,586	$1,932	$1,528
Manganese-based Alloys	$1,304	$1,375	$1,308	$1,332	$1,303
Total*	$1,943	$2,092	$1,741	$2,013	$1,688

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Average selling price ($/lb.):
Silicon Metal	$1.26	$1.25	$1.00	$1.26	$0.97
Silicon-based Alloys	$0.87	$0.89	$0.72	$0.88	$0.69
Manganese-based Alloys	$0.59	$0.62	$0.59	$0.60	$0.59
Total*	$0.88	$0.95	$0.79	$0.91	$0.77

* Excludes by-products and other

"This was a solid quarter for Ferroglobe, culminating a first half of the year which confirms the improved fundamentals of our business and validates the positive momentum in the markets we are serving," said Pedro Larrea, CEO of Ferroglobe. "In the year to date we have significantly increased volumes and selling prices and our EBITDA has more than doubled compared with the same period last year. The steel industries in North America and Europe - the main end markets for most of our alloys - are experiencing strong demand and high capacity utilizations in the wake of recent trade protection measures. Prices of our products have remained broadly stable overall, and current supply/demand dynamics in our industry should support continued healthy pricing."

Cash flow generation impacted by acquisition related working capital
During the second quarter, cash flows used for operations was $4.6 million, the main driver being a working capital increase of $70.0 million during Q2 2018. Approximately half of that increase is from the recently acquired manganese-alloy plants that have built their operating working capital, with a further increase from seasonally high raw materials and finished products inventories in the rest of our operations.

Ferroglobe's net debt was $475.3 million as of June 30, 2018, up from $449.3 million as of March 31, 2018. The increase in net debt is mainly due to the $70 million working capital increase noted above. Excluding the acquisition impact of the manganese-alloy plants, net debt has decreased by $1.6 million as compared with December 31, 2017.

"We continue to be focused on cash generation and deleveraging the balance sheet," said Phillip Murnane, Ferroglobe's CFO. "Although the first half of the year has required meaningful cash investment in working capital for the new manganese assets, we have a rigorous cash generation initiative in place that will provide significant cash flow release in the second half of the year."

The Company has declared an interim dividend

Ferroglobe's Board of Directors has declared an interim dividend of $0.06 per share, further reflecting its confidence in the underlying strength of Ferroglobe's business and long-term outlook.  The dividend will have a record date of September 5, 2018 and a payment date of September 20, 2018.

Adjusted EBITDA:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Profit (loss) attributable to the parent	$67,438	$36,680	$2,859	$104,118	$(3,695)
Loss attributable to non-controlling interest	(1,408)	(1,066)	(1,859)	(2,474)	(3,420)
Income tax expense (benefit)	14,302	15,668	(1,949)	29,970	(3,163)
Net finance expense	14,412	13,156	14,547	27,568	27,517
Financial derivatives (gain) loss	(2,832)	1,765	4,071	(1,067)	4,071
Exchange differences	8,708	(729)	(7,263)	7,979	(7,243)
Depreciation and amortization charges, operating allowances and write-downs	30,309	28,016	26,401	58,325	53,623
EBITDA	130,929	93,490	36,807	224,419	67,690
Non-controlling interest settlement	—	—	1,751	—	1,751
Power credit	—	—	(3,696)	—	(3,696)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	2,608	—	2,608
Accrual of contingent liabilities	—	—	6,400	—	6,400
Bargain purchase gain	(44,633)	—	—	(44,633)	—
Share-based compensation	—	(3,886)	—	(3,886)	—
Adjusted EBITDA	$86,296	$89,604	$43,870	$175,900	$74,753

Adjusted profit attributable to Ferroglobe:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Profit (loss) attributable to the parent	$67,438	$36,680	$2,859	104,118	$(3,695)
Tax rate adjustment	(11,404)	(742)	(1,645)	(12,146)	126
Non-controlling interest settlement	—	—	1,191	—	1,191
Power credit	—	—	(2,513)	—	(2,513)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	1,773	—	1,773
Accrual of contingent liabilities	—	—	4,352	—	4,352
Bargain purchase gain	(30,350)	—	—	(30,350)	—
Share-based compensation	—	(2,642)	—	(2,642)	—
Adjusted profit attributable to the parent	$25,684	$33,296	$6,017	58,980	$1,234

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Diluted profit (loss) per ordinary share	$0.39	$0.21	$0.02	$0.60	$(0.02)
Tax rate adjustment	(0.07)	—	(0.01)	(0.07)	—
Non-controlling interest settlement	—	—	0.01	—	0.01
Power credit	—	—	(0.01)	—	(0.01)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	0.01	—	0.01
Accrual of contingent liabilities	—	—	0.03	—	0.03
Bargain purchase gain	(0.18)	—	—	(0.18)	—
Share-based compensation	—	(0.02)	—	(0.02)	—
Adjusted diluted profit per ordinary share	$0.14	$0.19	$0.05	$0.33	$0.02

Conference Call

Ferroglobe management will review the second quarter results of 2018 during a conference call at 9 a.m. Eastern Time on Wednesday, August 22, 2018.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 6293829). International callers should dial +1 914‑495‑8526 (conference ID 6293829). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/5bqj5wmw

About Ferroglobe

Ferroglobe is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe's success.

Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

* * *
CONTACT:
Phillip Murnane: +44 (0) 203 129 2265
Chief Financial Officer
Email: phillip.murnane@ferroglobe.com

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Income Statement
(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Sales	$582,977	$560,704	$425,810	$1,143,681	$821,847
Cost of sales	(343,817)	(320,678)	(250,279)	(664,495)	(491,417)
Other operating income	8,511	6,786	4,008	15,297	5,637
Staff costs	(88,743)	(82,423)	(74,168)	(171,166)	(140,653)
Other operating expense	(75,384)	(70,862)	(65,009)	(146,246)	(125,133)
Depreciation and amortization charges, operating allowances and write-downs	(30,309)	(28,016)	(26,401)	(58,325)	(53,623)
Bargain purchase gain	44,633	—	—	44,633	—
Other gain (loss)	2,752	(37)	(3,555)	2,715	(2,591)
Operating profit	100,620	65,474	10,406	166,094	14,067
Net finance expense	(14,412)	(13,156)	(14,547)	(27,568)	(27,517)
Financial derivatives gain (loss)	2,832	(1,765)	(4,071)	1,067	(4,071)
Exchange differences	(8,708)	729	7,263	(7,979)	7,243
Profit (loss) before tax	80,332	51,282	(949)	131,614	(10,278)
Income tax (expense) benefit	(14,302)	(15,668)	1,949	(29,970)	3,163
Profit (loss) for the period	66,030	35,614	1,000	101,644	(7,115)
Loss attributable to non-controlling interest	1,408	1,066	1,859	2,474	3,420
Profit (loss) attributable to the parent	$67,438	$36,680	$2,859	$104,118	$(3,695)

EBITDA	$130,929	$93,490	$36,807	$224,419	$67,690
Adjusted EBITDA	$86,296	$89,604	$43,870	$175,900	$74,753

Weighted average shares outstanding
Basic	171,987	171,977	171,947	171,982	171,947
Diluted	172,127	172,215	172,047	172,144	171,947

Profit (loss) per ordinary share
Basic	$0.39	$0.21	$0.02	$0.61	$(0.02)
Diluted	$0.39	$0.21	$0.02	$0.60	$(0.02)

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars)

	June 30,	March 30,	December 31,
	2018	2018	2017
ASSETS
Non-current assets
Goodwill	$203,717	$204,537	$205,287
Other intangible assets	57,897	61,774	58,658
Property, plant and equipment	947,229	980,101	917,974
Non-current financial assets	116,974	147,744	89,315
Deferred tax assets	3,972	6,581	5,273
Non-current receivables from related parties	2,332	2,464	2,400
Other non-current assets	18,887	32,125	30,059
Total non-current assets	1,351,008	1,435,326	1,308,966
Current assets
Inventories	532,574	493,108	361,231
Trade and other receivables	151,062	142,641	111,463
Current receivables from related parties	5,550	8,841	4,572
Current income tax assets	10,405	6,524	17,158
Current financial assets	854	897	2,469
Other current assets	18,283	16,095	9,926
Cash and cash equivalents	155,984	197,669	184,472
Total current assets	874,712	865,775	691,291
Total assets	$2,225,720	$2,301,101	$2,000,257

EQUITY AND LIABILITIES
Equity	$1,004,125	$979,504	$937,758
Non-current liabilities
Deferred income	5,387	7,321	3,172
Provisions	78,767	82,957	82,397
Bank borrowings	108,143	71,242	-
Obligations under finance leases	61,078	68,101	69,713
Debt instruments	340,564	341,036	339,332
Other financial liabilities	42,138	58,288	49,011
Other non-current liabilities	21,178	64,457	3,536
Deferred tax liabilities	64,689	64,733	65,142
Total non-current liabilities	721,944	758,135	612,303
Current liabilities
Provisions	22,563	30,162	33,095
Bank borrowings	1,241	850	1,003
Obligations under finance leases	13,024	13,478	12,920
Debt instruments	10,936	2,735	10,938
Other financial liabilities	54,158	91,243	88,420
Payables to related parties	17,599	10,671	12,973
Trade and other payables	276,289	298,438	192,859
Current income tax liabilities	4,210	5,889	7,419
Other current liabilities	99,631	109,996	90,569
Total current liabilities	499,651	563,462	450,196
Total equity and liabilities	$2,225,720	$2,301,101	$2,000,257

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash flows from operating activities:
Profit (loss) for the period	$66,030	$35,614	$1,000	$101,644	$(7,115)
Adjustments to reconcile net profit (loss) to net cash (used) provided by operating activities:
Income tax expense (benefit)	14,302	15,668	(1,949)	29,970	(3,163)
Depreciation and amortization charges, operating allowances and write-downs	30,309	28,016	26,401	58,325	53,623
Net finance expense	14,412	13,156	14,547	27,568	27,517
Financial derivatives (gain) loss	(2,832)	1,765	4,071	(1,067)	4,071
Exchange differences	8,708	(729)	(7,263)	7,979	(7,243)
Bargain purchase gain	(44,633)	—	—	(44,633)	—
Share-based compensation	33	699	—	732	—
Other adjustments	(2,752)	37	3,556	(2,715)	2,592
Changes in operating assets and liabilities
(Increase) decrease in inventories	(59,050)	(107,481)	(11,943)	(166,531)	(4,835)
(Increase) decrease in trade receivables	(19,257)	(513)	9,456	(19,770)	13,221
Increase in trade payables	476	70,375	(8,943)	70,851	9,213
Other	6,817	(49,770)	(506)	(42,953)	(35,051)
Income taxes paid	(14,186)	(9,982)	(3,919)	(24,168)	(6,216)
Interest paid	(2,957)	(17,301)	(4,378)	(20,258)	(14,107)
Net cash (used) provided by operating activities	(4,580)	(20,446)	20,130	(25,026)	32,507
Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(2,221)	(703)	—	(2,924)	(410)
Property, plant and equipment	(29,778)	(22,531)	(14,319)	(52,309)	(26,681)
Other	(8)	—	—	(8)	(14)
Disposals:
Other non-current assets	12,734	—	—	12,734	—
Other	1,904	4,010	—	5,914	—
Acquisition of subsidiary	—	(20,379)	—	(20,379)	—
Interest and finance income received	2,273	79	211	2,352	564
Net cash used by investing activities	(15,096)	(39,524)	(14,108)	(54,620)	(26,541)
Cash flows from financing activities:
Dividends paid	(10,321)	—	—	(10,321)	—
Payment for debt issuance costs	—	(4,476)	(3,078)	(4,476)	(13,555)
Repayment of other financial liabilities	(33,096)	—	—	(33,096)	—
Proceeds from debt issuance	—	—	—	—	350,000
Increase/(decrease) in bank borrowings:
Borrowings	37,668	182,364	30	220,032	31,455
Payments	—	(106,514)	(15,300)	(106,514)	(387,680)
Proceeds from stock option exercises	240	—	—	240	—
Other amounts paid due to financing activities	(4,648)	(2,987)	(10,694)	(7,635)	(17,905)
Net cash (used) provided by financing activities	(10,157)	68,387	(29,042)	58,230	(37,685)
Total net cash flows for the period	(29,833)	8,417	(23,020)	(21,416)	(31,719)
Beginning balance of cash and cash equivalents	197,669	184,472	193,031	184,472	196,982
Exchange differences on cash and cash equivalents in foreign currencies	(11,852)	4,780	13,550	(7,072)	18,298
Ending balance of cash and cash equivalents	$155,984	$197,669	$183,561	$155,984	$183,561

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2018

FERROGLOBE PLC

By:	Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

   Advancing Materials Innovation  NASDAQ: GSM    Second Quarter 2018

 Forward-Looking Statements and non-IFRS Financial Metrics  This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 22, 2018 accompanying this presentation, which is incorporated by reference herein.

 Table of Contents  Q2 2018 OverviewSelected Financial HighlightsPositioned for Growth

   Q2 confirms the positive evolution of our business  Strong demand fundamentals with potential volatility in prices and input costs  Commitment to strong balance sheet and free cash flow generation to support shareholder value  Opening remarks  Share buyback program being implemented

 I. Q2 2018 Overview     Pedro Larrea, Chief Executive Officer

# Q2 confirms the positive evolution of our Business in 2018

## *Disciplined* ***execution*** *of commercial strategy*

*(ASP change vs Q1 2018)*

- Si Metal **0.4%**
- Si alloys **-2.4%**
- Mn alloys **-5.2%**

## ***Volumes*** *balanced with portfolio* ***optimization***

*(Volume change vs Q1 2018)*

- Si Metal **-6.2%**
- Si alloys **+2.5%**
- Mn alloys **+51.0%** *

**Revenue**
**+4.0%**
**vs Q1 2018**

**Adjusted EBITDA**
**$86.3million**
**-3.7%**
**vs Q1 2018**

**Adjusted EBITDA margin decline of 120 bps to**
**14.8%**

**Adjusted Q2 net profit**
**$25.7million**

## *Platform* ***optionality*** *offsetting some cost pressures*

- Optionality from global platform:
  - Geography
  - Foreign exchange
  - Product mix
- Provides some offset to cost headwinds
- Continue to analyze production shifts amongst facilities to maximize margins

*Attributable to recent acquisitions of new plants

- 5 -

   Quarterly Adjusted EBITDA ($m)  Half Year Adjusted EBITDA ($m)  Q2 confirms the strong performance of Ferroglobe in 2018  Q2 2018 +97% from Q2 2017  H1 2018 +135% from H1 2017

   Quarterly trend – revenue contribution per family of products ($m)  397  426  452  468  561  583  Continued revenue growth in Q2 for Ferroglobe, with different product categories showing continued sales growth  Quarter over Quarter revenues growth of 4.0%, supported by a diversified product portfolio

# Q2 2018 adjusted EBITDA stable vs previous Quarter


US$ millions
EBITDA bridge Q2 vs. previous quarter
$89.6
$3.0
$(1.0)
$(8.9)
$(1.8)
$5.4
$86.3
Extraordinary costs for $(4.0)m:
• $(2.8)m Extraordinary maintenance
• $(1.1)m Overhauls
Impact of continuing input cost increases:
• $(2.6)m Mn Ore prices
• $(2.6)m Energy prices
• $(2.3)m Electrodes prices
Improvement $2.5m in SG&A and fixed costs
EBITDA Q1 2018
Volume
Price
Cost
FX
Other
EBITDA Q2 2018

**Top line growth in the quarter offset by increase in raw materials costs and extraordinary maintenance**

- 8 -

# Silicon Metal snapshot

## Pricing Trends ($/mt)


3,300
3,100
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
US Index ($)
Ferroglobe Avg Price ($)
EU Index ($)

## Volume Trends


83,465
83,785
91,615
85,913
3Q-17
4Q-17
1Q-18
2Q-18

## Sequential Quarterly Product EBITDA Contribution ($m)


$43.5
$4.6
$(2.5)
$(0.8)
$(3.3)
$41.5
Q1'18*
Price
Volume
FX
Cost
Q2'18

*Q1'18 EBITDA updated to reflect allocation of product related income / costs

## Commentary

- Marginal decline in index pricing over the quarter. Price decline in Europe linked to seasonal low activity.
- End markets for silicon metal remain strong, particularly silicones producers running at full capacity and posting healthy results
- Volumes in Q2 were lower than expected, as customers built up stock in advance of the trade case outcome
- Costs from extraordinary maintenance for almost $(3.0)m in Selma, Polokwane and Montricher plants
- Increase in energy and electrode costs

- 9 -

# Silicon-Based Alloys snapshot

## Pricing Trends ($/mt)



2,200
2,000
1,800
1,600
1,400
1,200
1,000
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
FeSi US Index
FeSi Ferroglobe Avg Price
FeSi EU Index

## Volume Trends



66,873
70,399
76,328
78,214
3Q-17
4Q-17
1Q-18
2Q-18

## Sequential Quarterly Product EBITDA Contribution ($m)



$35.0
$(1.3)
$0.3
$(0.6)
$(1.5)
$31.9
Q1'18*
Price
Volume
FX
Cost
Q2'18

*Q1'18 EBITDA updated to reflect allocation of product related income / costs

## Commentary

- Ferrosilicon prices starting to see some pressure, albeit remaining at near historical levels
- Margins for FeSi remain attractive, hence contemplating some further switchover of capacity from silicon metal to ferrosilicon
- Increasing input costs adversely impacted contribution in Q2. Overhaul cost in Bridgeport accounted for $(1.0)m of these costs

- 10 -

 Commentary  Volume Trends  Pricing Trends ($/mt)  Sequential Quarterly Product EBITDA Contribution ($m)  Transaction for newly acquired plants closed Feb. 1stQ2 is first quarter reflecting full revenue and cost contribution of new assetsProduct margin affected by increasing Manganese ore prices and higher energy costsManganese-alloys prices have not reflected the increase in input costs, adversely impacting the spread  Manganese-Based Alloys snapshot  *Q1’18 EBITDA updated to reflect allocation of product related income / costs  *

    Selected Financial Highlights  Phillip Murnane, Chief Financial Officer

 Q2 2018 key performance indicators: Income Statement  Key Performance Indicators  Q2 2018  Q1 2018  Diff, %  H1 2018  H1 2017  Diff, %  Sales volumes (tons)  271,584  239,119  13.6%  510,703  433,036  17.9%  Revenue ($m)  583.0  560.7  4.0%  1,143.7  821.8  39.2%  Operating Profit ($m)  100.6  65.5  53.6%  166.1  14.1  1078.0%  Net Income ($m)  66.0  35.6  85.4%  101.6  -7.1  1528.6%  Adjusted Net Income ($m)  25.7  33.3  -22.8%  59.0  1.2  4816.7%  Reported EBITDA ($m)  130.9  93.5  40.0%  224.4  67.7  231.5%  Adjusted EBITDA ($m)  86.3  89.6  -3.7%  175.9  74.8  135.2%  Adjusted EBITDA Margin  14.8%  16.0%  -7.5%  15.4%  9.1%  69.2%

 Notes:Financial results are unauditedNet Debt includes finance lease obligations Capital is calculated as book equity plus net debtFree cash-flow defined as “Net cash provided by operating activities “minus “payments for property, plant & equipment   Key Performance Indicators  30 Jun 2018  31 Mar 2018  31 Mar 2018  31 Dec 2017  30 Sep 2017  30 Jun 2017  31 Mar 2017  Total Working Capital ($m)  407.3  337.3  337.3  279.8  375.5  388.7  353.3  Total Assets ($m)  2,225.7  2,301.1  2,301.1  2,000.3  2,162.9  2,046.4  2,011.6  Net Debt2 ($m)   475.3  449.3  449.3  386.9  394.4  434.6  406.6  Book Equity ($m)  1,004.1  979.5  979.5  937.8  915.8  906.5  902.9                  Net Debt2 / Adjusted EBITDA  1.83x  1.85x    2.10x  2.87x  4.62x  6.03x  Net Debt2 / Total Assets  21.4%  19.5%    19.3%  18.2%  21.2%  20.2%  Net Debt2 / Capital3  32.1%  31.4%    29.2%  30.1%  32.4%  31.0%  Free cash-flow4  -34.3   -43.0    17.2  52.7  5.8  0.0  Q2 2018 key performance indicators: Balance Sheet

 Working capital build reflects investment in newly acquired manganese alloys plants  Working Capital  Working Capital evolution ($m)

# P&L and Working Capital impacts of newly acquired manganese plants

## Highlights

- Acquisition closed on February 1, 2018
- Q1 2018: no sales revenue or financial contributions were made by these assets. Further, no gain or loss was recognized on the purchase
- The start-up of the newly acquired assets has required investment in working capital:
  - $43m in Raw Materials Inventories
  - $55m in Finished Product Inventories
  - $27.7m in Accounts Receivable
  - $35.4m in Accounts Payable
- Working Capital increase of $34.5m in Q2 2018, primarily due to normalization of payment terms on manganese ore
- Q2 2018: non-cash gain recognized on purchase of $46m, representing the fair value of net assets from the acquisition less consideration.

## Working Capital Impacts

| Working Capital ($m) | 30 Jun 2018 | 31 Mar 2018 |
|---|---|---|
| Inventories | 97.8 | 101.6 |
| Accounts Receivable | 27.7 | 27.8 |
| Accounts Payable | (35.4) | (73.9) |
| **Total Working Capital** | **90.0** | **55.5** |

**Working Capital Release during Q3/Q4:**

- Inventory levels for the two plants remained high through the end of Q2 with working capital in these assets representing 155 DO, vs. an average of 64 DO for the rest of the Company.
- Allowing for additional logistic complexity, recurring WC in these assets should stand at $60m, including $20m reduction in raw material inventory levels expected by year end.

- 16 -

 385    Net debt evolution excluding new assets working capital   Gross and Net Debt evolution ($m)  Increase in Net Debt primarily attributable to Working Capital build in new assets

 H1 2018 Free-cash flow evolution  Cash-flow impacts  Increased A/R securitization program will provide additional liquidity: $35mReduction in Mn ore inventory levels, after having ramped-up the new facilities: $20m Increasing rotation of finished product inventories in key products and adapting production capacity to commercial commitments: $20mCompletion of non-core assets divestitures: $20m  Committed to Cash Flow generation  Note:Free cash-flow defined as “Net cash provided by operating activities “minus “payments for property, plant & equipment   Changes in Operating Assets/Liabilities ($158.4)M: including Working Capital increase linked to newly acquired plants, and increase in AR securitization program Interest Paid ($20.2M): Refinancing of the “9.375% 2022 Senior Notes” is actively being considered, and we expect any new debt to reduce interest expense Payments due to Investments ($52.3): normalized recurrent capital expenditure should be below H1 2018 levels   Cash Generating Initiatives being implemented in H2 2018   $m   H1 2018  Profit for the period  101.6  Adjustments for non-cash items  76.2  Profit adjusted for non-cash items  177.8  Changes in Operating Assets/Liabilities  (158.4)  Interest Paid  (20.2)  Income taxes paid  (24.2)  Net cash used by operating activities  (25.0)  Payments due to investments  (52.3)  Free cash-flow1  (77.3)

# Delivering value for shareholders and positioning Ferroglobe for the long-term

## Q2 2018 Performance

- Reported EBITDA of $130.9m, +40% vs reported EBITDA of $93.5m in Q1 2018
- Adjusted EBITDA of $86.3m for the quarter, -4% vs Adjusted EBITDA of $89.6m in Q1 2018
- Net Profit of $66.0m for the quarter and Adjusted Net Profit of $25.7m for the quarter, or $0.14 on a fully diluted per share basis
- Working capital increased to $407.3 million during the quarter, including new Mn plants and other inventory build
- Operating cash flow of $-4.6m and free cash flow of $-34.3m for the quarter
- Net debt of $475.3 million at end of Q2 2018, up from $449.3 million at the end of Q1 2018 — largely attributable to the working capital build
- Net Debt to LTM EBITDA metrics have improved

## Remain Focused on Delivering Value

- Quarterly dividend payment — $0.06 per share
  - Balanced approach to capital allocation
  - Confidence in maintaining this stable level
  - Returning value to shareholders
- Share repurchase program
  - Confidence in outlook for the business
- Conservative capital structure — company positioned to pursue growth opportunities
  - Focus on deleveraging the balance sheet
  - Reduction in net leverage, leverage below target of 2x in Q1 2018 and Q2 2018
  - Continued commitment to further lowering leverage by year end
  - Refinancing of the "9.375% 2022 Senior Notes" is actively being considered to capitalize on market conditions and lower our interest expense

- 19 -

    Positioned for Growth  Pedro Larrea, Chief Executive Officer

# Short term — commercial outlook across our portfolio for the remainder of 2018

| | Order Book for H2 | Pricing outlook for H2 |
|---|---|---|

**Silicon Metal**


Spot
16%
Booked fixed price
47%
Booked indexed
37%

- Fixed price contracts set at a premium to current levels in both the North America and Europe
- Specific index based contracts are trailing; so incremental benefit yet to be realized in the coming quarters

**Silicon-Based Alloys**


Spot
13%
Booked indexed
25%
Booked fixed price
62%

- Booked business for ferrosilicon at prices above current index levels in the U.S. and Europe
- Ferrosilicon markets continue to show tightness
- Rest of silicon-based alloys prices remain broadly stable vs Q2 levels

**Mn-Based Alloys**


Spot
20%
Booked fixed price
37%
Booked indexed
43%

- High proportion of indexed pricing driven by long term contracts with larger steel producers
- Prices stable in Europe since May. First signs (futures market) of price recovery in China
- Steady manganese ore price decline should provide margin expansion in Q4

- 21 -

# Medium term — solid fundamentals supporting end market growth

## Aluminum / Auto

**Recent Trends:**

- Analysts now projecting alumina and aluminum deficit to remain through 2019
- Considerable uncertainty remains in the global supply chain due to multiple trade actions, potential sanctions and supply disruptions
- Incremental benefits from Chinese capacity shutdowns – evolving situation





## Chemicals / Silicones

**Recent Trends:**

- Silicone deficit remains into 2019 supporting high utilization rates and additional restarts
- Leading indicators from manufacturing output, unemployment and consumer spending remain largely positive, reflecting increased economic activity
- Chemical sector will follow GDP growth projected at 2.0+% in Eurozone for 2018





## Steel and Specialty Metal

**Recent Trends:**

- NAFTA and Europe seen as demand leaders owing to strong machinery and construction sectors; U.S. capacity restarts
- China is expected to benefit from real estate related demand and ongoing robust machinery and auto demand, offsetting in part slowdown in infrastructure
- Monitoring trade war impacts




## Polysilicon / Electronics

**Recent Trends:**

- Global PV installations for 2018 now expected at 85 GW, down from earlier estimates due to Chinese caps
- Global PV installations demand will continue to grow again beginning 2019, driven by strong demand (ex China)
- PV market in Europe expected to grow by 35% in 2018 , which will support polysilicon industry





- 22 -

# Medium term — new solar-grade silicon plant is on-track

## Construction Phase (as of July 17, 2018)





## Commercial test

- Completed successful technical and commercial test, audited and certified by prestigious independent institution
- Wafers tested with un-blended Ferroglobe´s solar grade-silicon have obtained certified performance equivalent to polysilicon
- "Off-take" agreements currently being negotiated with multiple wafer producers

## Plant Update

- Location: Puertollano, Spain
- Initial phase capacity: 1,400 mt/y
- Construction on-track to be completed by year-end 2018
- Total capital expenditure in-line with previous estimate of €72 million:
  - Spent in 2015 – 2017: €22m
  - Spent in Q1+Q2 2018: €32m
  - Committed Capex: €13m
  - Pending: €5m

- 23 -

# Medium to long term — New products and technologies provide significant growth potential

| Project | Development stage | 2019-2020 | 2021-2022 |
| --- | --- | --- | --- |
| **Solar Grade Silicon** | ✓ Product and process commercially and technically proven<br>✓ First phase plant under construction<br>✓ Commercial negotiations underway | First production<br>• 1,400 tpy<br>• $20m annualized revenue<br>• Potential unit margin affected by scale<br>Launching full scale plant | • 20,000-30,000 tpy<br>• $300-400 m revenue<br>• Significant margin potential<br>Need of a new business model? |
| **High Value Powders** | ✓ Enhancing value of by-products<br>✓ Low cost process for high value added products. Fast industrial implementation<br>✓ Exploring commercial alternatives | Installing production equipment<br>• 3,000 tpy<br>• $20m revenue<br>• $2m EBITDA per quarter | Exploring new comercial opportunities |
| **Batteries** | ✓ Multiple collaborations with start-ups and research institutions<br>✓ Early success on silicon anode technology<br>✓ Looking into implications for Mn content in cathodes | Multiple R&D routes<br>Potential production for Si-Cathodes | The right business model depends on the results achieved |

**High value added products target to contribute up to 15-20% to Ferroglobe´s results**

Q2 confirms the positive evolution of our business  Strong demand fundamentals with potential volatility in prices and input costs  Commitment to strong balance sheet and free cash flow generation to support shareholder value  Closing remarks

    Q&A

 Advancing Materials Innovation  NASDAQ: GSM    Second Quarter 2018